SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                        CERTIFICATE
Cinergy Corp. et al.                    OF
File No.  70-8933                       NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a nonutility subsidiary company of Cinergy ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its order dated February 7, 1997 (Rel. No. 35-26662), Cinergy Services hereby notifies the Commission, on behalf of itself and the other Applicants, that:

1. The following summarizes the business activities of Cinergy Solutions, Inc. ("Solutions") from the date of the Commission's order through June 30, 1997 ("Start-Up Period")./1/

     a.   Energy Management Services ("EMS").     Within this authorized line
of business, Solutions began marketing various "National Energy Services" (under the name "ProActiv Energy Services") to industrial and commercial customers with facilities at multiple locations throughout the United States to enable such "multi-account" customers to optimize their energy costs. Specific services include (1) metering assessments, upgrade plans and installation of real-time equipment, load and usage analysis; (2) billing services, including summary billing and bill auditing; and (3) pricing services consisting of rate analysis, negotiation assistance and price consulting. Also within the EMS category, Solutions began marketing, on a pilot basis, an "On-Site Energy Manager" concept, whereby large industrial customers would retain, at the customer's facilities, a qualified Solutions "energy advisor" to identify, develop and manage a comprehensive turn-key program focused on energy savings and cost reduction within the customers' facilities.

     b. Asset Management Services. Within this category, Solutions began marketing two types of services, large and small asset management, under the names "Customized Cinergy Solutions" and "Energy Project Services," respectively. "Customized Cinergy Solutions" provide large commercial and industrial customers assistance in managing their power needs. Specific services include engineering services, turnkey energy project management services, asset maintenance, operation, fuel procurement and financing/ leasing assistance. Target projects focus in the areas of substation, power reliability, boilers, propane storage systems, and coal and fly ash handling. "Energy Project Services" provide commercial and industrial customers assistance in managing their energy needs within their facilities. Specific services include auditing services, turnkey energy project management services, financing/ leasing and facility energy management assistance. Projects focus in the areas of power factor correction, lighting, HVAC, and energy management systems.

     c. Consulting Services. Nothing to report, except to the extent comprising a part of the other activities described herein.

     d. Project Development and Ownership. See Cinergy's Report on Form U-9C-3 for the period ended June 30, 1997, the information therein relating to Trigen-Cinergy Solutions LLC, a subsidiary company of Solutions.

     e. Consumer Services. In partnership with an outside provider, Solutions began offering to residential customers on a pilot basis a service contract program (called "Appliance Protection Plus") covering parts and labor for mechanical breakdowns of existing appliances and HVAC systems.

     f. Customer Financing. In tandem with a bank, Solutions began marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy related projects.

     g. Third-Party Alliances. Other than as set forth above, and in Cinergy's Report on Form U-9C-3 for the period ended June 30, 1997, with respect to Trigen-Cinergy Solutions LLC, nothing to report.

2. During the Start-Up Period, Solutions received financial, executive, legal, marketing and customer relations, engineering and construction, and energy-related facility maintenance services from Cinergy Services aggregating approximately $1,316,000.

3. Neither Cinergy nor Investments guaranteed any financial obligations of Solutions during the Start-Up Period. Investments made net open-account advances to Solutions totaling approximately $1,790,000 at annual interest rates between 5.50% and 6%.

4. During the Start-Up Period Solutions entered into no long-term contract pursuant to which Solutions engages in long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Filed herewith, pursuant to a request for confidential treatment under rule 104 of the Act, are unaudited financial statements for Solutions, dated July 30, 1997 of Solutions.

                             S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       August 15, 1997

                                       CINERGY SERVICES, INC.

                                       By:  /s/ William L. Sheafer
                                            Vice President and Treasurer


                          ENDNOTES

/1/ The separation of these activities into separate "lines of business," using the classification scheme of the Commission's order, is somewhat artificial in that certain aspects of certain activities overlap more than one of the categories specified in the Commission's order.